Jardines

02 NOV 13 AM 10:29

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Group Secretariat

02060301

1st November 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Dairy Farm International Holdings Limited

We enclose for your information a notification dated 1st November 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

encl.

dle 12/19

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Purchase of Own Securities
Released	09:40 1 Nov 2002
Number	2353D

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

SHARE REPURCHASE

Please be advised of the following repurchase by DFIH of its ordinary shares in the market:-

Date of repurchase	: 1st November 2002
Total number of shares repurchased	: 83,700 shares
Highest price paid per share	: US$0.810
Lowest price paid per share	: US$0.805

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

1st November 2002

www.dairyfarmgroup.com

END